CORRESP 1 secresponse.htm

VIA EDGAR

December 2, 2008

Mr. David Lyon
United States Securities and Exchange Commission
100 F Street N.E.
Washington, DC  20549

     RE:  Form 10-K for December 31, 2007
     File # 1-13901

Dear Mr. Lyon:

We are requesting an additional ten business days to complete our response to the letter from Christian Windsor with respect to the matter referenced above dated November 13, 2008.

Thank you in advance for your consideration in this matter.

Sincerely,

/s/ Dennis J. Zember Jr.
Dennis J. Zember Jr.
Executive Vice President and Chief Financial Officer